UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

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FORM 10 – SB/A

Amendment ~~#~~No. 3

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GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Telesis Technology Corporation
(Name of Small Business Issuer in its charter)

Florida	04-3684840
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1611 12th Street East, Unit A	34221
(Address of principal executive offices)	(zip code)

Issuer’s telephone number:

(941)-795-7441

Securities to be registered under section 12(b) of the Act:

Title of Each Class to be so registered	Name on each exchange on which each class is to be registered

Securities to be registered under section 12(g) of the Act:

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Common Stock, $.001 par value per share, 100,000,000 shares authorized, 19,367,500 issued and outstanding as of October 10, 2005.

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TABLE OF CONTENTS

Part I

3

Item 1.

Description of Business

3

Item 2.

Management’s Discussion and Plan of Operation

15

Item 3.

Description of Property

26

Item 4.

Security Ownership of Certain Beneficial Owners and Management

26

Item 5.

Directors and Executive Officers, Promoters and Control Persons

27

Item 6.

Executive Compensation

28

Item 7.

Certain Relationships and Related Transactions

29

Item 8.

Description of Securities

29

Part II

31

Item 1.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

31

Item 2.

Legal Proceedings

33

Item 3.

Changes in and Disagreements with Accountants

33

Item 4.

Recent Sale of Unregistered Securities

33

Item 5.

Indemnification of Directors and Officers

35

Part F/S

36

Part III

53

SIGNATURES

54

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 Introductory Statement

Telesis Technology Corporation (“Telesis” or the “Company”) has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934.  The Company is currently listed on the “Pink Sheets” as maintained by the National Quotation System, Inc. under the ticker symbol TLST. The Company intends to eventually pursue listing on the Over the Counter Bulletin Board® (OTCBB®).  Under the current rules, in order to obtain such listing a company must be a reporting company under the Securities Exchange Act of 1934.  The Company cannot assure such listing may in fact transpire given that the Securities and Exchange Commission (the “SEC”) and the National Association of Securities Dealers (the “NASD”) are collectively responsible for authorizing such listing and such authorization may not be forthcoming due to circumstances not presently known to the Company.

Forward Looking Statements

Some of the statements contained in this Form 10-SB that are not historical facts are “forward-looking statements” which can be identified by the use of terminology such as “estimates,” “projects,” “plans,” “believes,” “expects,” “anticipates,” “intends,” or the negative or other variations, or by discussions of strategy that involve risks and uncertainties.  We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses.  No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.  As we have not registered our securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to us.

Part I

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Item 1.

Description of Business

A.

Business Development

Telesis Technology Corporation hereinafter referred to as the “Company”, “Telesis” or “We,” was organized by the filing of Articles of Incorporation with the Secretary of State in the State of Florida on June 6, 2002.  The Articles of Incorporation of the Company, as amended authorized the issuance of one hundred million (100,000,000) shares of $0.001 par value Common Stock and twenty million (20,000,000) shares of preferred stock, $0.001 par value per share.  As of October 10, 2005, the Company has approximately 13,367,500 shares of Common Stock outstanding, which are held by approximately twenty-three (23) shareholders of record and - 0 - shares of preferred stock.

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B.

Business of Issuer

We have approximately 3 years of operational history.  We started as a general Aerospace & Defense Contractor, performing in a niche area of electronic component assembly and performing on government contracts in electronic component technology.  We changed our strategy and focus by diversifying our target markets and to serve them better into product and service specific business divisions that all reported to the corporation.

Business Operations

Our headquarters and our light assembly, testing facility is located in Palmetto, Florida.  Our contract manufacturing facility is located in Singapore.  Our manufacturing process involves the assembly of numerous individual components or sub assemblies and sub systems for precise fine-tuning by production technicians and assemblers.  The parts and materials we use can consist primarily of specialized printed circuit boards, specialized subassemblies, fabricated housings, and small electric circuit components, such as integrated circuits, semiconductors, resistors and capacitors.

Contract Manufacturing

We currently manufacture our products through a process called contract manufacturing.  Our designs and ideas are conveyed to the contract manufacturer for preparation to build and manufacture according to our needs and specifications.  The finished product is then shipped to our distribution warehouse where light assembly and final testing is conducted.  The product goes through very high standards of quality control and is packaged and preserved per the contractual specifications.  This entire process is manual and currently very labor intensive.

Quality Management

We are ISO 9001 & AS9100 compliant, a uniform worldwide quality management system standard, on our headquarters and manufacturing facility located in Palmetto, Florida and Singapore.  Numerous customers and potential customers throughout the world, particularly in Europe, require their suppliers be ISO compliant or certified.  In addition, many customers require their suppliers to purchase components only from subcontractors that are ISO or AS9100 compliant or certified. We are currently in the process of evaluating AS9100/ISO certification programs company wide.

Company Divisions

We currently operate the following Divisions:  Telesis Aerospace, Commercial Products Division, Telesis Test Labs and Telesis RF.

Telesis Aerospace - Telesis Aerospace is our largest revenue producing business segment. Telesis Aerospace is an Aerospace and Government Contractor, specializing in managing and performing on government contracts in our specialty product segments.  This division’s focus has been electronic components and sub-system assemblies.  This division has developed products in the fluid control device segment for the Aerospace Industry, Component and Subsystem level devices and specifically in the manufacture of directional regulators, pressure regulators, fluid flow regulators, check and relief valves, and modules.  Our contract performance and support has been well diversified and we have accumulated experience in various military avionics applications. Our product applications are in engine and aircraft fuel systems, hydraulic systems, brake and landing systems, lubrication and filtration, utility actuation, flight controls and thrust reverser actuation.

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Commercial Products Division (CPD) ~~-~~– “Telesis CPD” was formed to target the commercial and industrial market segment in the use of our products for telecom, computer, medical, automotive, agriculture and commercial aviation.  Our market focus is to concentrate on selling to the OEM (original equipment manufacturer) customer base.  We have 37 OEM customers with acceptance of our product and have our components embedded in their end products.

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Telesis Test Labs - Telesis Test Labs provides qualification, testing and validation services to end users of electronic components, distributors and suppliers of electronics, contract manufacturers and system integrators. Telesis Test Labs specializes in the pre-production and post-production testing and validation of board level components and provides "one-stop" service that allows its customers to improve their time to market, reduce costs and control quality parameters. Using a controlled, repeatable process, Telesis Test Labs delivers confidence that the tested devices conform to prescribed design specs and are suitable for their intended operational use.

Telesis Test Labs specifically provides electronic testing services for Military, Defense, Aerospace, Commercial, Medical and Industrial applications. We offer analysis of various components for our customers. Our electronic component testing services are located in Singapore and Palmetto, Florida, USA.

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Telesis RF ~~-~~–“ Telesis RF” operates in the discrete segment of semiconductor industry. This division has contract manufacturing and distribution facilities in Singapore and Palmetto, Florida. We provide customers with a broad range of Aerospace & Automotive Rectifiers, Schottky Rectifiers, Power Rectifiers, Bridge Rectifiers, Transient Voltage Suppressors (TVSs), and Diodes.

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Telesis has entered into revenue producing operations.  Moreover, we have limited capital resources.  In the approximately twenty four months of operation from June 6, 2002 (Date of Inception) to December 31, 2004, the Company generated revenues amounting to $2,283,000 and posted net income of $148,535 resulting from cost of sales and selling, general and administrative expenses.

The Company’s executive offices are located at 1611 12th Street East, Unit A, Palmetto, FL  34221 – Telephone (941)-795-7441. The Company’s fiscal year end is December 31.

(1)

Principal Products Or Services And Their Markets

Product Component Procurement

We currently procure certain components needed in the contract manufacturing process from single source manufacturers due to unique component, sub system, part assembly designs as well as certain quality and performance requirements. In addition, in order to take advantage of volume pricing discounts, we purchase certain customized components from single sources.

Products

The company manages a wide variety of products and services.  We design, manufacture and market semiconductor, electronic components and machined components and sub assemblies serving the aerospace, defense, industrial, medical, telecom, consumer & automotive market segments. Our defense industry products, which represent the bulk of our sales, are used in specifically for the repair and maintenance of weapons systems, ground support, and equipment spares programs radar and electronic warfare equipment integrated into electronic systems for tactical aircraft, ships, ground systems, and missile systems.

Product Resources -We sell products primarily pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or canceled without penalty. As a result, we must commit resources to the production of products without any advance purchase commitments from customers. Our inability to sell, or delays in selling, products after we devote significant resources to them could have a material adverse effect on our business, financial condition and results of operations.

Product Liability - One or more of our products may be found to be defective after we have already shipped such products in volume, requiring a product replacement or recall. We may also be subject to product returns, which could impose substantial costs and have a material and adverse effect on our business, financial condition and results of operations. Product liability claims may be asserted with respect to our technology or products. Although we currently have product liability insurance, there can be no assurance that we have obtained sufficient insurance coverage, or that we will have sufficient resources, to satisfy all possible product liability claims.

Downward Price Trends - Our industry is intensely competitive and prices for existing products tend to decrease steadily over their life cycle. There is substantial and continuing pressure from customers to reduce the total cost of using our parts. To remain competitive, we must achieve continuous cost reductions through process and product improvements. We must also be in a position to minimize our customers' shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. Our growth and the profit margins of our products will suffer if our competitors are more successful than we are in reducing the total cost to customers of their products.

Obsolete Inventories - The life cycles of some of our products depend heavily upon the life cycles of the end products into which our products are designed. Products with short life cycles require us to manage closely our production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. We may in the future be adversely affected by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for our products or the estimated life cycles of the end products into which our products are designed.

Our products are custom contract manufactured upon a fixed price contract from the end customer.  Our product specific divisions handle all sales and product manufacturing on a job basis.

Telesis Aerospace

We performed on contracts that required a wide variety of products and services.  The bulk of our products were from our offering with a small portion being custom specific manufacturing.  On the aircraft engine application products we produced standard solenoid valves, check valves, modules, fuel valves, actuator relief valves.  We developed and offered new designs in main system machined valves, pressure valves, thermal relief valves.  We performed and supplied all products according to the fixed or indefinite purchase order terms and conditions in accordance with the issuing governmental agency or in accordance with the commercial customer drawings.

Commercial Products Division (CPD)

We offered all commercial level products offering via our line card and catalog.  We supported all product lines represented in our product line card and assisted in providing value added services upon the completion of the product shipments.

Telesis Test Labs

We supported our CPD customers with services for testing and validation of board level components.  This was in conjunction with our sales efforts through CPD.  We did not offer any product through this business division.  We strictly offered only a service offering to all commercial customers.

Telesis RF

Semiconductors, the building blocks of the electronics industry, provide support and make electrical connections to integrated circuits (“ICs”) and come in two basic configurations: discrete semiconductors and ICs. The Company is engaged in the design, contract manufacture, sale, and distribution of discrete semiconductors, which are fixed-function components.

In terms of function, ICs are far more complex than discrete semiconductors. They are multi-function devices of the sort found in computer memory boards and central processing units. ICs, characterized by rapid changes in both production and application, and the desire to put ever-more intelligence into ever-smaller packages, have required the development of manufacturing techniques that are highly sophisticated and expensive.

Discrete semiconductors, which effectively tie integrated circuits to their surrounding environments and enable them to work, vary according to voltage, current, power handling capability and switching speed. In a standard industry classification, those discrete semiconductors operating at less than one watt are referred to as low-power semiconductors, while those operating at greater than one watt are termed power semiconductors. Both types of semiconductors are found in a wide assortment of commercial instrumentation and communication equipment, in consumer products like televisions and telephones, and in automotive, computer and industrial electronic products.

Almost as important as the technology of the discrete component, is the component packaging. The industry trend is to fit discrete components into ever-smaller and more efficient surface-mount packages. Smaller packaging provides a reduction in board space, height, and weight and is well suited for battery-powered, hand-held and wireless applications such as cellular phones, notebook and palmtop computers and accessories where space is at a premium. The objective is to fit the same functionality and power handling features into smaller packages.

Our RF products have the following applications:

Automotive Rectifiers

Automotive Rectifiers are intended for use in automobile and high current applications. Telesis RF manufactures a full range of performance characteristics Press Fit Diodes, Button Diodes and Rectifier Cells which are available to remanufacture alternators to exactly meet expected demand. Solve alternator problems, whether spiking failure, constant heavy leading, and power surging.

Bridge Rectifiers

Constructed in either glass passivated chips or open junction chips, Telesis RF manufactures a complete line of Bridge Rectifiers which can meet the power and case style requirements of almost all electronics equipment. They are low cost and essential for any electronics equipment which requires full wave rectification of an AC power source.

Fast Recovery Rectifiers

As a family member of the recovery rectifiers, Telesis RF Fast Recovery Rectifiers are having maximum switching times of 150nS and low cost characteristics. They are ideal to use in switching mode power supplies and high frequency circuits in general, where low conduction losses, switching losses and cost are critical.

High Efficiency Rectifiers

Telesis RF High Efficiency Rectifiers characterize reverse recovery times as low as 50nS and voltage levels as high as 1000 volts and still maintain the efficiencies of a lower forward voltage loss. They are ideal to use in SMPS, inverters and free wheeling applications.

Schottky Rectifiers

Telesis RF Schottky Rectifiers are the ideal product for high speed and low power loss applications. Constructed in Schottky Barrier chip with Guard Ring for transient protection, we offer our customers a wide variety of barrier heights to best suit their end applications. They are ideally suited for low voltage, high frequency rectification, or as free wheeling and polarity protection diodes.

Small Signal Schottky Diodes

Small Signal Schottky Diodes are the extension of our Schottky Rectifiers with forward current less than 0.5 Amp. They are available in popular SOT-23, SOT-323 single and dual, SOD-123, and SOD-323 packages. Low forward voltage drop and fast switching makes these diodes ideal for laptops, cell phones, PDA's and any of the new battery powered portable devices.

Small Signal Switching Diodes

Small Signal Switching Diodes are intended for using in telecommunications equipment, PC motherboards, automotive systems, power supplies and consumer. They are utilized for signal blocking, routing, switching, and handling a myriad of function at lower currents.

Standard Recovery Rectifiers

Telesis RF Standard Recovery Rectifiers characterize low forward voltage drop and high current capability. They are low cost and ideally suited for general purpose applications as consumer electronics, lightings, computers, telecommunications equipment and accessories.

Super Fast Recovery Rectifiers

Encapsulated in axial leads, surface mount, TO-220, TO-220A or TO-3P packages, Telesis RF Super Fast Recovery Rectifiers are having reverse recovery time as low as 35nS to complement the Schottky devices for higher voltage requirements in high frequency applications. They are intended to use in switching mode power supplies and frequency circuits.

Transient Voltage Suppressors (TVS)

Transient Voltage Suppressors are manufactured with large area junctions to provide a high surge current handling capability and low dynamic impedance in avalanche mode. Their design enables these avalanche diodes to absorb large amounts of energy for short time durations without sustaining damage. Telesis RF offers a broad range of glass passivated avalanche TVS diodes ranging from 400 to 5000 watts designed to provide a high level of reliable protection against destructive surges.

Zener Diodes

Zener Diodes are used as voltage regulators, voltage references, voltage suppressors against ESD threats and assorted clipping and clamping circuits. Telesis RF provides a wide variety of package options including axial leads and surface mount SOD-123, SOD-323, SOT-23 and SOT-323 single and dual.

We believe our future success depends upon our ability to broaden our product offerings, continue to increase our Government and Commercial customer base, and capture volume product delivery opportunities with increased gross margins. While we continually attempt to expand our customer base, we cannot give any assurance that a major customer will not reduce, delay, or eliminate its purchases from us. Such a reduction would have a material adverse effect on our business, results of operations, and financial condition.

We have experienced, and expect to continue to experience, declining average sales prices for our products. Consequently, we believe that in order to maintain or improve our existing gross margins in the near term, we must achieve manufacturing cost reductions, and in the long term develop new products that incorporate advanced features that generate higher gross margins. There is no assurance that the Company will be able to develop products that will generate higher gross margins, or that we will be able to reduce manufacturing costs.

Markets

We sell our products into various market segments via our product specific business divisions.  In fiscal 2004, we derived approximately 73.2% of our revenues from Telesis Aerospace, 25.3% from Commercial Products Division (CPD), and 1.5% from Telesis Test Labs.  In comparison, in fiscal 2003 we derived 66% from Telesis Aerospace, 34% from Commercial Products Division (CPD), and 0.00% from Telesis Test Labs.

Telesis Aerospace

Telesis Aerospace is an Aerospace & Defense Contractor selling product and service to the US Government and all its agencies and defense prime contractors.  Telesis Aerospace focuses on military, governmental agencies and prime defense contractors.  Telesis Aerospace maintains, manages and performs on prime government contracts for supplies, services and product repair.  Telesis Aerospace specializes in the manufacture of directional regulators, pressure regulators, fluid flow regulators, check and relief valves, and modules.  We are considered a specialized manufacturer serving principally aerospace and defense markets in four areas of concentration:  Avionics, Systems, Sensors, and Motion.  Our product applications are in engine and aircraft fuel systems, hydraulic systems, brake and landing systems, lubrication and filtration, utility actuation, flight controls and thrust reverser actuation.

Commercial Products Division (CPD)

Telesis CPD has made significant in roads in the commercial, industrial, computer, medical and commercial aviation market segments.  We perform on fixed price commercial contracts to supply and service (OEM) commercial end product within the above mentioned sectors.  We only enter into binding contracts that are beneficial, fixed and have higher margins for our products for supply.

Telesis Test Labs

Telesis Test Labs is a new business division that complements our Commercial Products Division in that we share the same customers but offer services only.  Our services entail specific reliability testing on electronic components for verification and validation by third party distributors and suppliers of such product.  We maintain a testing facility and state of the art equipment with in house engineers to conduct all testing processes.  We sell our services to commercial OEM and distributors of board level components.

Telesis RF

Telesis RF is a contract manufacturer of discrete semiconductors to a diverse range of customers.  Our end markets and applications are vast in nature.  We are in the design and development of our first generation of products and we anticipate the first contract manufacturing and lot run sometime in 2005.  We serve the following end markets:

Consumer Electronics	Set-top Boxes (cable/DSS), Game Consoles, Smart Appliances, Digital Audio Players, MP3, Digital Cameras, Mobile handset and smart phones, Caller ID Boxes, Answering Machines, Personal Medical Devices
Computing and Peripherals	Notebooks, LCD/TFT Displays, Motherboards, PDAs/Pocket PCs, Scanners, Servers, NICs, Hard Drives
Industrial	Ballast Lighting, Power Supplies, DC-DC Conversion, Security/Access Systems, Motor Controls, HVAC
Communications	Gateways, Routers, Switches, Hubs, Fiber Optics, Wireless, Ethernet, Power/Phone Line Networks
Automotive	Comfort Controls, Audio/Video Players, GPS Navigation, Safety, Security, Satellite Radios, Engine Control

Historically, discrete semiconductors have been characterized by a slower rate of innovation and lower value-added than integrated circuits (“ICs”). However, the Company believes that changes in the consumer electronics, communications and computing industries, in particular, have created a need for renewed innovation in discrete semiconductor technology. The proliferation of mobile, battery-powered devices has placed a premium on smaller size and lower energy consumption. The Company’s product development efforts are focused on devices that reduce size and power consumption, increase performance and simplify board design.

(2)

Distribution Methods Of The Products Or Services

We sell our products through a combination of a technically proficient direct sales force and a technically trained inside sales group.  We have not yet made an alliance to set up a network of independent sales representatives selected for their familiarity with our potential customers and their knowledge of our products for the diversified product sectors we support.  Currently the direct sales personnel of the company generate all product sales, provide product and customer service, and provide customer feedback for product development.  In addition, the sales personnel receive support from our inside sales group, marketing, product support and customer service staff.

Our marketing efforts are focused on establishing and developing long-term relationships with potential customers. Sales cycles for certain of our products are lengthy, typically ranging from six to twelve months. Our customers typically conduct significant technical evaluations of our products before making purchase commitments. In addition, as is customary in the industry, sales are made through standard purchase orders, which can be subject to cancellation, postponement, or other types of delays. While certain customers provide us with forecasted needs, they are not bound by such forecasts.

(3)

Status Of Any Publicly Announced New Product Or Service

The Company does not have any publicly announced new products or services.

(4)

Competitive Business Conditions And The Small Business Issuer’s Competitive Position In The Industry And Methods Of Competition

The Aerospace, Defense, Commercial, Industrial, Medical electronic component and sub system marketplace is highly competitive and intense.  Some of the larger competitor companies include Ester line, Micro Semi Corporation, International Rectifier Corporation, Micro Commercial Components and Vishay of which all have greater financial, marketing, distribution, brand name recognition and other resources than the Company.  Although most of the competitors have significantly higher resources than we have, we believe that our technical abilities in implementing our products do not differ to any great degree. We utilize our technological knowledge as well as price to compete effectively.

Accordingly, in response to market conditions, the Company from time to time may reposition product lines or decrease prices, which may affect the Company’s profit margins on such product lines. Competitiveness in sales of the Company's products is determined by the price and quality of the product, and the ability of the Company to provide delivery and customer service in keeping with the customers' needs. The Company believes that its flexibility and ability to quickly adapt to customer needs affords it some competitive advantages. Nevertheless, the Company expects that competition with larger and better-funded rivals will continue to be a challenge.

No assurance can be given that our competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features. We expect our competitors to offer new and existing products at prices necessary to gain or retain market share. Some of our competitors have substantial financial resources, which may enable them to better withstand sustained price competition or a market downturn. There can be no assurance that we will be able to compete successfully in the pricing of our products, or otherwise.

 (5) Sources And Availability Of Raw Materials And The Names Of Principal Suppliers

The Company uses a variety of raw materials in its manufacturing processes, including molding compounds, lead frames, gold wire, and various other metals, chemicals and gasses, as well as finished and raw silicon wafers. Although the raw materials are available from a number of sources, the Company’s results of operations may be materially and adversely affected if it has difficulty obtaining these raw materials, the quality of available raw materials deteriorates or there are significant price increases for these raw materials.

Our manufacturing operations depend upon obtaining adequate supplies of materials, parts and equipment on a timely basis from third parties. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of materials, parts and equipment in a timely manner or if the costs of materials, parts or equipment increase significantly. In addition, a significant portion of our total sales is from parts manufactured by outside vendors. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we generally use products, materials, parts and equipment available from multiple suppliers, we have a limited number of suppliers for some products, materials, parts and equipment. While we believe that alternate suppliers for these products, materials, parts and equipment are available, any interruption could materially impair our operations.

Raw Materials sources are very reliable and have mostly been consistent with purchasing cycles.  The Company uses the following suppliers: Portland Steel, Midwest Gear, Tri-State Technical, and The Lee Company.

Prices on raw materials fluctuate on the basis of supply and demand.  We have encountered mostly stable fluctuation on the majority of our raw materials except for steel.  There are different grades of steel. The prices vary by global supply and demand.  We have encountered an increase of 30% increase from 2003 to 2004.  We anticipate these increased prices for steel to remain at its current level or increase further over the next fiscal year.

We obtain inventory via reverse auctions and via inventory cost reduction programs for our customers. We obtain inventory via lot auction prices or liquidations, we obtain inventory by creating relationships to purchase inventory from companies that are interested in reduction or asset disposition.  We only buy new unused product that is tested and fully guaranteed to form fit function.

(6) Dependence On One Or A Few Major Customers

We are qualified and certified to sell to all Governmental Agencies, Prime Aerospace Defense Contractors, Commercial OEM manufacturers worldwide, including Pratt & Whitney, United Technologies, BAE Systems, Raytheon, Boeing, Lockheed Sanders, Rockwell, ITT, and L3-Communications.  We sell products to large OEM Commercial customers also.

For the fiscal year ended December 31, 2004, our largest customer was Department of Defense (DoD), which accounted for approximately 65% of net sales. Other Government Agencies were our second largest customer with approximately 10% of net sales.  For fiscal year ended December 31, 2003, Department of Defense (DoD) was our largest customer accounting for 50% of net sales, with Commercial OEM customers as our second largest customer with approximately 25% of net sales. The loss of either of these customers, or a significant loss, reduction or rescheduling of orders from any of our customers could have a material adverse effect on our business, results of operations and financial condition.

We rely heavily on acquiring new customers. The acquisition rate for new customers during fiscal 2004 was approximately 10 new customers per quarter compared to approximately 4 new customers per quarter for fiscal 2003.

(7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements Or Labor Contracts, Including Duration

The Company currently does not have any patents, trademarks, franchises, concessions, royalty agreements, or labor contracts.

(8) Need For Any Government Approval Of Principal Products Or Services. If Government Approval Is Necessary And The Small Business Issuer Has Not Yet Received That Approval, Discuss The Status Of The Approval Within The Government Approval Process

We have been selected and fully approved by the Department of Defense (“DOD”) as a Prime preferred contractor for Aerospace & Defense electronic components and parts, and are authorized to seek contracts from the Defense Logistics Agency (DLA), Defense Supply Center Columbus (DSCC) and Joint Army and Navy (JAN) to provide services in the supply of classified components. In addition to supplying domestic customers, the Government has authorized Telesis for Foreign Military Sales (“FMS”) to certain classified countries. However, our specialty products market is mainly within United States Aerospace and Defense Sectors.

(9) Effect Of Existing Or Probable Governmental Regulations On The Business

None.

(10) Estimate Of The Amount Spent During Each Of The Last Two Fiscal Years On Research And Development Activities, And If Applicable The Extent To Which The Cost Of Such Activities Are Borne Directly By Customers

The company estimates that Research and Development activities were valued at $ 750,000.00 for calendar year 2003 and 2004.  None of these research and development expenditures were borne by customers.

(11) Costs And Effects Of Compliance With Environmental Laws (Federal, State And Local)

We are subject to a variety of U.S. federal, state, local, and foreign governmental laws, rules and regulations related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals used in our manufacturing process. Any of these regulations could require us to acquire equipment or to incur substantial other expenses to comply with environmental regulations. If we were to incur substantial additional expenses, our product costs could significantly increase, thus materially affecting our business, financial condition and results of operations. Any failure to comply with present or future environmental laws, rules and regulations could result in fines, suspension of production or cessation of operations, any of which could have a material adverse effect on our business, financial condition and results of operations.

Currently, since the corporation’s inception date there have and were no known environmental claims or recorded liabilities.  We believe we are currently in compliance in all material respects with such regulations.

(12) Number Of Total Employees And Number Of Full Time Employees

Our future success depends, in part, upon our ability to attract and retain highly qualified technical, sales, marketing and managerial personnel. The Company currently employs numerous individuals who are variety of technical skills and backgrounds. We currently have hired all required personnel. Personnel with the necessary expertise are scarce and competition for personnel with these skills is intense. We may not be able to retain existing key technical, sales, marketing and managerial employees or be successful in attracting, assimilating or retaining other highly qualified technical, sales, marketing and managerial personnel in the future. If we are unable to retain existing key employees or are unsuccessful in attracting new highly qualified employees, our business, financial condition and results of operations could be materially and adversely affected.

As of December 31, 2004, we had 17 full-time employees.  We believe the success of our business depends, in part, on our ability to attract and retain qualified personnel, particularly qualified scientific, technical and key management personnel. Our employees are not governed by collective bargaining agreements. We believe our relationships with are employees are good.

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Executive Staff

Hasit Vibhakar, Chairman, CEO, President, Treasurer, Secretary and Director – is a seasoned business technology executive with a broad range of management experience, spanning engineering, sales, business development and product management.  Mr. Vibhakar has successfully served executive level leadership roles with both established and start-up technology companies, including: Harris Corporation (April 1999 to March 2002); Digital Lightwave (March 1997 to March 1999); and AV Electronics (June 1994 to March 1997).   Mr. Vibhakar has broad experience in charting and guiding growth on a global scale, but understands fully the necessity for the strategic direction and overall day-to-day operations of the Company.  He has skills in the area of the Company's strategic planning, business development, and alliance management effort, and has the ability to oversee a broad set of strategic and business development efforts focused on driving sales, growth, and market share.  Mr. Vibhakar holds a BA in Geology and Environmental Studies from Macalester College, in St. Paul, Minnesota in 1993.

Shefali Vibhakar, Chief Financial Officer and Director – Ms. Gandhi has experience in financial accounting, cash management, human resource management and computing.  She received her bachelor’s degree from the University of Massachusetts in Boston, Massachusetts in Management Information Systems in 1998.

Administrative Staff

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Dan Wampole, Director of Management Information Systems MIS – Mr. Wampole has skills in computer network design, installation, and maintenance and has extensive knowledge of database, internet, and voice-over-internet (VoIP) design and usage.  These skills are available in the current national employment market due to the outsourcing of these skills overseas.

Sales Staff

Ray Lofthouse, Director of Sales, GPD

Christine Batchelder, Account Manager, GPD & Telesis Test Labs

Mark Bundles, Account Manager, CPD

The Sales Staff have acquired skills in negotiation, product knowledge, and market pricing.  The current local and national employment markets can provide additional personnel with these skills with added training within the company.

Operations Staff

Rich Haines

Warehouse Manager

Roosevelt Washington

Shipping & Receiving Manager

Operations staff requires skills normally achieved in high school and/or technical school.  Additional personnel are available in the current local job market with additional in-house training on procedures.

Engineering Staff

Michael Kreyeski

Test Engineer

Peter Tan

Application Engineer, Singapore

Engineering staff require essential electronics skills and knowledge normally acquired through a B.S. degree in Electrical Engineering or Electronics Engineering.  These skills, both in the U.S. and in Singapore are available through a number of qualified universities world-wide.

Changes in Officers and Directors:

Effective August 22, 2005, Erwin Goodwin resigned as our Chief Financial Officer and effective September 1, 2005, Shefali Vibhakar the wife of our Chief Executive Officer, Chairman and President, Hasit Vibhakar was appointed Chief Financial Officer to fill the vacancy left by Mr. Goodwin’s resignation.

C.

Reports to Security Holders

(1)

Annual Reports

Although Telesis has not been required to do so, the Company intends voluntarily to deliver annual reports to security holders.  Such annual reports will include audited financial statements.

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(2)

Periodic Reports with the SEC

As of the date of the filing of our original Registration Statement on Form 10-SB, Telesis has been required to file periodic reports with the SEC.

Additionally, we will file all other reports with the SEC as required by laws and regulations applicable to fully reporting companies.

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(3)

Availability of Filings

The public may read and copy any materials Telesis files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 2.

Management’s Discussion and Plan of Operation

A.

Management’s Discussion

This section should be read in conjunction with the audited financial statements included in Part F/S of this filing.

The following table summarizes the Company's results of operations both in dollars and as a percentage of net sales for the fiscal years ended December 31, 2003 and 2004.

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	Year Ended December 31,
	2003		2004
	(Dollars in thousands)
Revenues
Telesis Aerospace	$476	66.0%	$1,131	73.2%
Commercial Products Division (CPD)	245	34.0	391	25.3
Telesis Test Labs	0	0.0	23	1.5

Total net sales	721	100.0	1,545	100.0
Cost of goods sold	518	71.8	1,033	66.8

Gross profit (loss)	203	28.1	512	33.1
Operating expenses:
Selling, general and administrative	117	16.2	401	25.9

Operating profit (loss)	86	11.9	111	7.2
Other (expense), net	(5)	0.6	14	0.9
(Loss) profit before income taxes	80	11.1	125	8.1
Income tax expense	--	0.0	49	3.2

Net profit (loss)	$80	11.1%	$76	4.9%

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Fiscal Years Ended December 31, 2004 and 2003

Net sales. Total sales for fiscal 2004 were $1,545,180.00, compared to $721,419.00 in fiscal 2003.  This was an increase of 114% in Revenues. The increase in net sales is attributable to continuous growth in the Telesis Aerospace business division and the Aerospace & Defense sectors coupled with some returning sales in the Commercial OEM market.

Telesis Aerospace made up $1,131,000 or 73.2% of net sales in fiscal 2004, increasing by $655,000.00 or an increase of 138% of total sales in fiscal 2003. The revenues generated by Telesis Aerospace was the result of an increase in sales staff, an increase in training of sales staff, and an increase in an aggressive sales and marketing efforts corporate wide.

Commercial Products Division (CPD) revenues were $ 390,940.00 which represents 25.3% of total sales in fiscal 2004, as compared to $ 245,282.00 which was 34% of net sales in fiscal 2003.  This was a 159% increase in sales for the Commercial Products Division (CPD) from the prior year of 2003.  The revenues generated by the Commercial Products Division was the result of an increase in sales staff, an increase in training of sales staff, and an increase in an aggressive sales and marketing efforts corporate wide.

Telesis Test Labs generated $ 23,276.00 as a new business division in fiscal 2004 which contributed a 1.5% of total net sales for the company.

Gross profit. Gross profit for fiscal 2004 was $ 511,950.00, or 33.1% of net sales, compared to a gross profit in fiscal 2003, of $ 202,831.00, or 28.1% of net sales in 2003.  Total Gross Profit increased by 152% in 2004 compared to 2003.

Selling, general, operating expenses and administrative costs.  Selling, general, operating expenses and administrative costs for fiscal 2004 were $ 401,371.00, or 25.9% of total net sales, compared to $117,447.00, or 16.2% of net sales, for fiscal 2003.

The increase is attributed to additional personnel, new consulting services for the purpose of process improvement, and increased audit related fees. These increases are further described in further detail as follows:

(a) Freight - ($10,275 in 2003 and $28,154 in 2004) increased at a rate lower than the change in Sales. This was due to negotiated discounts relative to increased business with the freight vendors;

(b) Salaries and wages ($47,662 in 2003 and $238,536 in 2004) increased due to the adding of additional sales personnel, returning outsourced accounting services to an in-house position to provide more timely and accurate information, and an increase in warehouse/shipping/receiving staff to handle the increased work load relative to the high growth in Sales;

(c) Professional Fees ($7,945 in 2003 to $27,541 in 2004) due to the need for professional services related to SEC filings and audit requirements;

(d) Payroll taxes and employee benefits ($4,772 in 2003 and $25,184 in 2005) increased due to an increased number of employees, and the addition of providing health care benefits;

(e) Operating supplies ($4,113 in 2003 and $14,913 in 2004) increased due to the increase in Sales and the expansion into new facilities;

(f) Utilities and telephone ($7,576 in 2003 and $14,241 in 2004) increased due to an increase in facilities, upgrade of Data Network and an increase in volume usage of Data & Voice Network;

(g) Depreciation and amortization ($3,850 in 2003 and $13,390 in 2004) increased due to the purchase of additional assets and facilities;

(h) Office supplies ($3,354 in 2003 and $7,153 in 2004) increased due to the increase in administrative and clerical employees working and increases in sales activities;

(i) Taxes and licenses ($, 2,229 in 2003 and $8,334 in 2004) increased due to an increase in taxable income, an increase in taxable property (state level), local licenses required for construction, taxes levied on the purchase of real property, and an increase in sales/use taxes on new assets;

(j) Repairs and maintenance ($1,930 in 2003 and $7,793 in 2004) increased due to increases in real property, facilities, and equipment.  Some of these required repairs at a level less than established for capitalization;

(k) Advertising and promotion ($2,383 in 2003 and $5,565 in 2004) increased due to the increased marketing effort which resulted in increased Sales for the period;

(l) Auto expense ($0.00 in 2003 and $4,868 in 2004) increased due to travel related to sales, travel related to recruiting of qualified, sales staff, and travel between the corporate headquarters and other offices;

(m) Insurance ($0.00 in 2003 and $3,199 in 2004) increased due to the increased liability for property, equipment, and inventory.  It became an important element in the overall risk management plan;

(n) Travel ($0.00 in 2003 and $5,387 in 2004) increased due to travel related to sales, travel related to recruiting of qualified, sales staff, and travel between the corporate headquarters and other offices;

(o) Dues and subscriptions ($0.00 in 2003 and $1,885 in 2004) increased due to management’s need to remain current in the technology and marketing arenas in which the company operates.

(p) Interest Income ($0.00 in 2003 and $599 in 2004) increased due to the strategic placement of liquid funds in interest bearing accounts;

(q) Gain on disposition of assets ($0.00 in 2003 and $30,302 in 2004) increased due to the sale of smaller facilities which we had outgrown and replaced; and

Interest Expense ($5,701 in 2003 and $16,422 in 2004) increased due to increased mortgage borrowing related to the acquisition of new, expanded facilities to replace the smaller facilities which were beyond capacity.

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Net Income. The Company generated a positive net income after tax for 2004 of $75,859.00 or 0.01 basic earnings per share (EPS).

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Assets. Total assets for 2004 were reported at $ 1,391,573.00 compared to $502,301.00 for 2003.  This was an increase of 177%.

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Liquidity and Capital Resources

At December 31, 2004, our total current assets were $791,165, which included $69,551 of cash and cash equivalents, $219,079 of accounts receivable and $502,535 of inventories.  We also had $590,606 of property and equipment (at cost) net of accumulated depreciation of $12,302 and other assets of $9,802, for total assets of $1,391,573 as of December 31, 2004.

At December 31, 2004, our total current liabilities were $120,444, which included $32,029 of notes payable, $54,710 of accounts payable, $13,635 of accrued income taxes and $20,070 of current maturities of long term debt.  We also had $315,781 of long term debt, consisting of mortgage payable, net of current maturities and deferred income taxes of $35,465, for total liabilities of $471,690 as of December 31, 2004.

Our Chief Executive Officer, Hasit Vibhakar has personally guaranteed our mortgage debt, which totaled $335,851 as of December 31, 2004, and includes two real estate mortgages, one with an original amount of $250,000, payable at 6% interest, which is due October 14, 2014, of which $247,851 is due as of December 31, 2004 and one with an original amount of $88,000, payable in 20 quarterly installments of $4,000, which began on January 31, 2005, and which is due October 31, 2009.  Additionally, Mr. Vibhakar has personally guaranteed our note payable with a commercial bank, which was established on November 20, 2003 in the amount of $50,000, which accrues interest at the rate of 1.5% over the Citibank N.A. New York base rate, payable monthly and which the amount outstanding as of December 31, 2004 was $32,029.

Since inception, we have financed our operations primarily from the founder and his initial investments in the Company and internally generated funds.  For the twelve months ended December 31, 2004 shareholders equity was reported at $ 919,883.00. The Company has been able to pay its expenses and costs through profitable operations.  As of December 31, 2004, we had working capital of $ 670,721.00.  The Company needs to raise additional funds through the sale equity or debt in order to accelerate growth and maintain a competitive edge against our competitors by increasing R&D, Sales and New product introductions.  Our future liquidity will depend on numerous factors, including the extent to which our present and future products gain market acceptance, the costs of sales, marketing and manufacturing activities, the cost, timing and business management of current and potential acquisitions and contingent liabilities associated with such acquisitions, and the extent to which products under development are successfully developed.  If necessary, we may be required to raise additional capital in the future through one or more of the following: (1) sale of equity or debt securities; (2) obtaining new loans; or (3) sale of assets, products or marketing rights. There is no guarantee that additional capital will be available from these sources on acceptable terms, if at all, and certain of these sources may require approval by existing lenders.

Risk Factors:

Factors Affecting Business, Operating Results and Financial Condition

An investment in our securities is very speculative and involves a high degree of risk. You should carefully consider the following risk factors before you decide to buy our securities. If you decide to buy our securities, you should be able to afford a complete loss of your investment.

Risks Associated With Our Business

Most of our sales are made to the Aerospace & Defense Industry and Sector. Our business and financial results could be adversely affected if defense spending is curtailed, which would cause the value of your investment to decline.

As a percentage of total revenues, our net sales to our largest customer, The US Government, Department of Defense (DoD) during the fiscal year ended December 31, 2004 totaled approximately 73.2%, accounting for $1.131 million of our revenues in fiscal 2004. These Government Agencies rely upon the United States government for funding. Changes in funding may occur if there is a change in the current administration. A decrease in general business from the Aerospace & Defense Sector to global customers would have a material adverse effect on our results of operations and financial condition and the value of your investment.

There is a significant risk that sales from the Commercial Products Division (CPD) may not repeat.  Although we have seen an increase in the revenues generated from the Commercial OEM market in the fiscal year ended December 31, 2004, there are no assurances that such an increase indicates a trend or that the Company will be able to secure any additional orders in the future.

We Rely Heavily On Hasit Vibhakar, Chief Executive Officer, President And Director, And If He Were To Leave, We Could Face Substantial Costs In Securing A Similarly Qualified Officer And Director.

Our success depends upon the personal efforts and abilities of Hasit Vibhakar, our Chief Executive Officer, President and Director. Our ability to operate our business activities is heavily dependent on the continued service of Mr. Vibhakar. We face continued competition for Mr. Vibhakar.  We do not have an employment contract with Mr. Vibhakar and do not currently have any key man insurance on Mr. Vibhakar.  Mr. Vibhakar is our driving force and is responsible for maintaining our relationships and operations.  We cannot be certain that we will be able to retain Mr. Vibhakar in the future and/or that he will not terminate his employment with us. The loss of Mr. Vibhakar could have a material adverse effect on our business and operations, and cause any investment you have in us to become worthless.

The Majority Of Our Sales Are To The United States Government, And If The United States Government Were To Stop Purchasing Our Products, It Could Have A Materially Adverse Effect On Our Financial Condition And Results Of Operations.

During our fiscal year ended December 31, 2004, approximately 73.2% of our sales were to the United States government, with our major customer being the Defense Department of the United States government.  If the United States government was to stop purchasing our products, we would likely experience a large decline in sales, and as a result any securities you hold in us could become worthless.

Our market is subject to rapid technological change, and to compete effectively, we must continually introduce new products or enhancements that achieve market acceptance.

The market for our products is characterized by rapidly changing technology, frequent new product introductions, changes in customer requirements, and evolving industry standards. We believe that we have been successful to date in investing in research and development to meet these needs and delivering products before our competitors. We believe that our future success will depend upon continued development and timely introduction of products capable of collecting or processing new types of enhanced products.  However, we expect that new technologies will continue to emerge. Our future performance will depend on the successful development, introduction, and market acceptance of new and enhanced products that address these changes as well as current and potential customer requirements. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. There can be no assurance that we will be able to develop and market new products successfully in the future or respond effectively to technological changes, or that new products introduced by others will not render our products or technologies noncompetitive or obsolete.  We also may not be able to develop the underlying core technologies necessary to create new products and enhancements or to license these technologies from third parties. Product development delays may result from numerous factors, including:

•

changing product specifications and customer requirements;

•

difficulties in hiring and retaining necessary technical personnel;

•

difficulties in reallocating engineering resources and overcoming resource limitations;

•

difficulties with contract manufacturers;

•

changing market or competitive product requirements; and

•

unanticipated engineering complexities.

The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot ensure that we will be able to identify, develop, manufacture, market, or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot ensure that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes, or emerging industry standards. Any failure to respond to technological change would significantly harm our business.

Our business, operating results and financial condition could be negatively impacted if demand for our products is less than we anticipate or if we fail to hire qualified employees. As a result, the value of your securities may decline.

Our growth depends on our ability to successfully develop and market our products. The development and marketing of our products is dependent on a number of factors, including our ability to:

•

recruit and maintain a base of qualified engineers;

•

initiate, develop and sustain corporate and government relationships;

•

attract, hire, integrate and retain qualified sales and sales support employees; and

•

accurately assess the demands of the market.

Demand for our products might be less than we anticipate, or we may not be successful in recruiting and maintaining the personnel we need to develop and sell our products. In either case, our business, operating results and financial condition could be negatively impacted and the value of your securities may decline.

We may be unable to compete successfully in our market. If we cannot compete successfully, our operating results will be adversely affected.

The markets in which we compete are characterized by rapidly changing technology and continuous improvements in products and services. Our future success depends on our ability to enhance our current products and to develop and introduce, in a timely manner, new products that keep pace with technological developments that meet or exceed industry standards that compete effectively on the basis of price, performance and quality, that adequately address OEM customer and end-user customer requirements, and that achieve market acceptance. We believe that to remain competitive in the future we will need to continue to develop new products, which will require us to invest significant funds into research activities. In the event our newly developed products are not timely developed or do not gain market acceptance, our business, results of operations and financial condition could be materially adversely affected.  Our primary competitors are much larger than we are and who have more in the way of financial and other resources than we have. We have tried to create a niche market in the manufacturing of Fluid Control Device, Discrete Semiconductor, Custom Board Level Testing Lab sectors for use by the Aerospace, Defense and Commercial industry however we have no contractual agreement with the customers with whom we do business and we cannot assure you that these contractors will continue ordering parts from us or that they will order at the same or greater levels than they have done in the past. If our customers severely reduced their orders or ceased ordering from us altogether, our business, results of operations and financial condition, as well as the value of your securities, could be materially adversely affected.

Unexpected increases in the cost to develop or manufacture our products under fixed-price contracts may cause us to experience non-reimbursed cost overruns.

A significant portion of our revenue is derived from fixed-price contracts. Under fixed-price contracts, unexpected increases in the cost to develop or manufacture a product, whether due to inaccurate estimates in the bidding process, unanticipated increases in materials costs, inefficiencies, or other factors, are borne by us. We have experienced cost overruns in the past that have resulted in losses on certain contracts, and may experience additional cost overruns in the future. Such cost overruns would increase our operating expenses, reduce our net income and earnings per share, and have a materially adverse effect on our future results of operations and financial condition.

Our future revenues are inherently unpredictable, our operating results are likely to fluctuate from period to period, and if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly.

Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside our control. Accordingly, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indications of future performance. Some of the factors that could cause our quarterly or annual operating results to fluctuate include conditions inherent in government contracting and our business such as the timing of cost and expense recognition for contracts, the United States Government contracting and budget cycles, and contract closeouts. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted revenues could significantly harm our business. Fluctuations in quarterly results, competition, or announcements of extraordinary events such as acquisitions or litigation may cause revenues to fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock would significantly decline. In addition, there can be no assurance that an active trading market will be sustained for our common stock. The stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many technology companies. These fluctuations, as well as general economic and market conditions, may adversely affect the future market price of our common stock.

Additional Factors That May Affect Future Results

Our future operating results may be impacted by a number of factors that could cause actual results to differ materially from those stated herein, which reflect management’s current expectations. These factors include:

•

industry-specific factors (including the reliance upon growth of the aerospace and defense market sectors, significant competition characterized by rapid technological change, new product development, product obsolescence, and significant price erosion over the life of a product);

•

our ability to timely develop and produce commercially viable products at competitive prices;

•

our ability to produce products which meet the quality standards of both existing and potential new customers;

•

our ability to accurately anticipate customer demand;

•

the availability and cost of components and raw materials;

•

the impact of worldwide economic and political conditions on our business; and

•

the ability to integrate current and potential future acquisitions into our existing operations.

We believe that, to the extent that foreign sales are recognized, we may face increased risk associated with political and economic instability, compliance with foreign regulatory rules governing export requirements, tariffs and other trade barriers, differences in intellectual property protections, longer accounts receivable cycles, currency fluctuations and general trade restrictions. If any of these risks materialize, they could have a material adverse effect on our business, results of operations, and financial condition.

We have evaluated the credit exposure associated with conducting business with foreign customers and have concluded that such risk is acceptable with great due diligence. Nevertheless, any significant change in the economy or deterioration in United States trade relations or the economic or political stability of foreign markets could have a material adverse effect on our business, results of operations, and financial condition.

Sales to foreign customers are invoiced in U.S. dollars. Accordingly, we currently do not engage in foreign currency hedging transactions.  In addition, should the relative value of the U.S. dollar increase in comparison to foreign currencies, the resulting increase in the price of our products to foreign customers could result in decreased sales which could have a material adverse impact on our business, results of operations, and financial condition.

We experience significant price competition and expect price competition in the sale of our products to remain intense. We cannot assure you that our competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features. We expect our competitors to offer new and existing products at prices necessary to gain or retain market share. Several of our competitors have substantial financial resources, which may enable them to withstand sustained price competition or a downturn in the pricing of their products in the future. Substantially all of our competitors have, and potential future competitors could have, substantially greater technical, marketing, distribution and other resources than we do and have, or could have, greater name recognition and market acceptance of their products and technologies.

The markets in which we compete are characterized by rapidly changing technology and continuous improvements in products and services.  Our future success depends on our ability to enhance our current products and to develop and introduce, in a timely manner, new products that keep pace with technological developments, that meet or exceed industry standards, that compete effectively on the basis of price, performance and quality, that adequately address OEM customer, distributor customer and end-user customer requirements, and that achieve market acceptance.  We believe that to remain competitive in the future we will need to continue to develop new technologies, plant, facilities and products, which will require the investment of significant financial resources.  In the event our newly developed products are not timely developed or do not gain market acceptance, our business, results of operations and financial condition could be materially adversely affected.

Risks Associated With Ownership of Our Securities

We have not paid cash dividends and it is unlikely that we will pay cash dividends in the foreseeable future.

We plan to use all of our earnings; to the extent we have earnings, to fund our operations. We do not plan to pay any cash dividends in the foreseeable future. We cannot guarantee that we will, at any time, generate sufficient surplus cash that would be available for distribution as a dividend to the holders of our common stock. You should not expect to receive cash dividends on our common stock.

We have the ability to issue additional shares of our common stock without asking for shareholder approval, which could cause your investment to be diluted.

Our Articles of Incorporation currently authorize the Board of Directors to issue up to 100,000,000 shares of common stock. The power of the Board of Directors to issue shares of common stock or warrants or options to purchase shares of common stock is generally not subject to shareholder approval. Accordingly, any additional issuance of our common stock may have the effect of further diluting your investment.

We may raise additional capital through a securities offering that could dilute your ownership interest.

We require substantial working capital to fund our business. If we raise additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the holders of our common stock. The issuance of additional common stock or securities convertible into common stock by our management will also have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock.

There is no active public market for our securities, so you may not be able to liquidate your securities if you need money.

Trading of our common stock is sporadic. It is not likely that an active market for our common stock will develop or be sustained soon, and if such market does develop, it is likely to be highly volatile

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Listing of Common Stock for Trading

The Common Stock of the Company currently trades on the National Quotation Bureau’s Pink Sheets under the ticker symbol “TLST”. The Company intends to eventually pursue listing on the Over the Counter Bulletin Board® (OTCBB®).  Under the current rules, in order to obtain such listing a company must be a reporting company under the Securities Exchange Act of 1934.  The Company cannot assure such listing may in fact transpire given that the Securities and Exchange Commission (the “SEC”) and the National Association of Securities Dealers (the “NASD”) are collectively responsible for authorizing such listing and such authorization may not be forthcoming due to circumstances not presently known to the Company.

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B.

Plan of Operation

The Company believes that it has sufficient current assets and ongoing revenues to support its operations for the next twelve months.  The Company has been engaged in revenue producing, profitable operations since fiscal year 2003. It is the intent of the Company, in the next twelve months, to generate revenues sufficient to operate and grow as a going concern.

Principal Use of Funding

Over the last two fiscal years, the Company has used its capital funding to purchase property and equipment in the amount of $481,839 and inventory $503,151. At the present time, there are no known or anticipated material commitments for capital expenditures.

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Current Status of Company Debt

Below is current information with regards to the current debt.

There currently exists no specific maximum limit on the additional debt which might be incurred.  A foreclosure on the assets of the company would be sufficient to cover the debts by a ration of approximately 2.95:1.  This would leave a substantial return for shareholders.

At 12/31/04, the company the following debts:

  Current

  Long-Term

Secured Debts

$ 20,070

$ 315,781

Unsecured Debts

$ 32,029

$           0

Accounts Payable

$  54,710

$           0

The obligations of the company continue to be met through the profitable operations of the company.  Management continues to develop new business opportunities which will further increase the profitable operations while minimizing the amount of any additional debt which may be required.  There are currently no plans to increase the size of the debt.

The risks posed to the company by the possibility of not meeting the debt obligations include the potential loss of property and the potential for decreased operational efficiency resulting in decreased profitability.

Our current lending arrangements do not require any specific ratios.  The only financial covenant is covered in Note M of the Audited Financial Statements.  Management is currently on target to meet the requirements noted.

The unsecured debt requires monthly interest payments based upon the balance of the account.  The secured debt requires monthly interest payments on the declining balance of the note. The company has no off-balance sheet financing arrangements.

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C.

Segment Data

As of December 31, 2004, the Company has generated sales revenues of $1,545,000 for the twelve months ended for calendar year 2004 under a three business segments.  Accordingly, the table below shows percentage breakdown of revenue by business segment or product line is included.

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	Segment Data Year Ended December 31,
	2003		2004
	(Dollars in thousands)
Revenues
Telesis Aerospace	$476	66.0%	$1,131	73.2%
Commercial Products Division (CPD)	245	34.0	391	25.3
Telesis Test Labs	0	0.0	23	1.5

Total net sales	721	100.0	1,545	100.0

The company operates three divisions.  During calendar year 2004, the company produced 73.20% of its revenue through Telesis Aerospace, 25.3% of its revenue through Commercial Product sales, and 1.5% of its revenue through Telesis Test Labs.

Item 3.

Description of Property

A.

Description of Property

As of the date of this filing, the Company owned all of its facilities. We have no leases or long or short term rental agreements. We believe that our current facilities are in reasonable condition and provide adequate expansion capabilities.

The Company’s primary physical properties during calendar year ended December 31, 2004 were as follows:

The Company’s principal offices are located at 1611 12th Street East, Unit A, Palmetto, FL  34221. Telephone: 941-795-7441 - Facsimile: 941-795-7442. The Corporate facility houses the main executive offices for the company.  Administration, Legal, Sales & Marketing activities are conducted from this main office. This facility is approximately 6000 square feet.

The Company’s National Distribution and Assembly center is located in Superior, Nebraska. This location was selected due to its central location in the continental US and its proximity to trucking, air, and rail transportation modes. The properties owned by the Company in Superior, Nebraska are as follows:

•

The downtown Superior, Nebraska office building located at 139 East 6th is used for general administrative and support. This facility is a two story building with approximately 9,000 square feet of office space.

•

The Company’s assembly and national distribution warehouse is located on ten acres on Lot 2 in the Kottemeyer Industrial Park at One Telesis Drive, Superior, Nebraska. This facility is a 20,000 square foot industrial building which will house assembly lines for automated sorting, packaging and shipping of all inventories for re-sale and provide for freight transport shipping and receiving activities.

•

The Company also owns additional undeveloped land which can be used for future expansion. This undeveloped land totals approximately 15 acres at Lots 1 and 2 in Kottemeyer 1st Addition Industrial Park, Superior, Nebraska 68978 (Nuckolls County).

B.

Investment Policies

The Company currently owns three office facilities and a warehousing and distribution facility as described under description of properties. The Company does not hold any investment in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

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Item 4.

Security Ownership of Certain Beneficial Owners and Management

A.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of October 10, 2005,with respect to the beneficial ownership of the Common Stock of the Company by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock.  Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Common Stock	Hasit Vibhakar, President, CEO and Director 1611 12th Street East, Unit A, Palmetto, Florida 34221	18,000,000	92.94%
Common Stock	Shefali Ghandi, Chief Financial Officer and Director 1611 12th Street East, Unit A, Palmetto, Florida 34221(2)(3)	18,000,000	92.94%
Common Stock	Erwin Goodwin, Former Chief Financial Officer 1611 12th Street East, Unit A, Palmetto, Florida 34221(2)	0	0.00%
Common Stock	Officers and Directors as a Group	18,000,000	92.94%

As of the date of this filing, no officer, director, or affiliate has the right to acquire beneficial ownership of any shares of common stock of the Company.

(1)  Using 19,367,500 shares outstanding as of October 10, 2005.

(2) Effective August 22, 2005, Erwin Goodwin resigned as our Chief Financial Officer and effective September 1, 2005, Shefali Vibhakar the wife of our Chief Executive Officer, Chairman and President, Hasit Vibhakar and our former Controller was appointed Chief Financial Officer to fill the vacancy left by Mr. Goodwin’s resignation.

(3)  Shefali Vibhakar beneficially owns the 18,000,000 shares of our common stock held by her husband, Hasit Vibhakar, the Company’s Chief Executive Officer and President.

B.

Change in Control

No arrangements exist that may result in a change of control of the Company.

Item 5.

Directors and Executive Officers, Promoters and Control Persons

A.

Directors, Executive Officers and Significant Employees

The names, ages, and positions of the Company’s directors, executive officers, and significant employees are as follows:

NAME	AGE	POSITION	DIRECTOR SINCE
Hasit Vibhakar	32	President, Secretary, Treasurer, and Chairman of the Board	Inception
	31	Chief Financial Officer, Director	Inception

Hasit Vibhakar, Chairman, CEO, President, Treasurer, Secretary and Director – is a seasoned business technology executive with a broad range of management experience, spanning engineering, sales, business development and product management.  Mr. Vibhakar has successfully served executive level leadership roles with both established and start-up technology companies, including: Harris Corporation (April 1999 to March 2002); Digital Lightwave (March 1997 to March 1999); and AV Electronics (June 1994 to March 1997).   Mr. Vibhakar has broad experience in charting and guiding growth on a global scale, but understands fully the necessity for the strategic direction and overall day-to-day operations of the Company.  He has skills in the area of the Company's strategic planning, business development, and alliance management effort, and has the ability to oversee a broad set of strategic and business development efforts focused on driving sales, growth, and market share.  Mr. Vibhakar holds a BA in Geology and Environmental Studies from Macalester College, in St. Paul, Minnesota in 1993.

Shefali Vibhakar, Chief Financial Officer and Director – Ms. Gandhi has experience in financial accounting, cash management, human resource management and computing.  She received her bachelor’s degree from the University of Massachusetts in Boston, Massachusetts in Management Information Systems in 1998.

B.

Family Relationships

Our Chief Financial Officer and Director, Shefali Vibhakar, is the spouse of our Chief Executive Officer and Director, Hasit Vibhakar.

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C.

Involvement on Certain Material Legal Proceedings During the Last Five Years

No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.  No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.  No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.

Executive Compensation

A.

Remuneration of Directors, Executive Officers, and Significant Employees

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Restricted Stock Awards ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($)

Hasit Vibhakar	2004	$9,488	0	0	0	0	0	0
President	2003	0	0	0	0	0	0	0
	2002	0	0	0	0	0	0	0

The Board of Directors will determine the amount of salaries for all officers of the Company, which will depend on the profitability of the Company. In the future, the Board of Directors may set annual bonuses based on profitability and performance of the Company.

B.

Employment Contracts

We do not have employment agreements with our executive officers.  We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers.  There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity.  We plan to have these agreements completed by the beginning of the next year.  We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future.

Item 7.

Certain Relationships and Related Transactions

The Company’s major stockholder transferred inventory items to the Company during 2003. The inventory was valued at replacement cost in the amount of $148,281. The stockholder was credited with additional paid-in capital in the amount of $148,281 in exchange for the inventory.  The replacement cost is below current market value based upon the average of three sources.

The Company’s major stockholder transferred inventory items to the Company during calendar year 2004.  The inventory was valued at replacement cost (since historical cost was unavailable) in the amount of $416,872.  The stockholder was credited with additional paid-in capital in the amount of $416,872 in exchange for the inventory.

The Company’s major shareholder transferred inventory items to the Company on January 4, 2005. The Company issued 6,000,000 shares of its common stock to Hasit Vibhakar, an officer of the Company in exchange for a transfer of inventory. The inventory was valued at replacement cost (since historical cost was unavailable) in the amount of $463,561. The issuance of common stock was issued under an exemption from the registration provisions of Section 5 of the Securities Act of 1933, as amended (the “Act”), as provided under Section 4(2) of the Act and the Common Stock shall be restricted securities that cannot be resold by the purchaser without subsequent registration under the Act or the applicability of a secondary transactional exemption from the registration requirements of the Act (e.g. subject to the safe harbor guidelines and resale limitations as provided under Rule 144 of the Act).

The Company’s major stockholder has signed a personal guarantee for the mortgage debt and line of credit of the Company as described in Notes E and F to the financial statements.

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Item 8.

Description of Securities

The Company, a Florida corporation, is authorized to issue 100,000,000 shares of Common Stock, $0.001 par value and 20,000,000 shares of Preferred Stock, $0.001 par value.  The Company has currently issued approximately 19,367,500 shares of Common Stock to approximately thirty two (32) shareholders of record, including officers, directors, and employees of the Company and unaffiliated private investors.  The holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, ratably when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; (iv) are entitled to one non-cumulative vote per share of Common Stock, on all matters which stockholders may vote on at all meetings of Shareholders.  There is no cumulative voting for the election of directors.

Certain press releases of August, 2004, referring to the Company’s offering of stock mistakenly referenced the offering as an “Initial Public Offering” (IPO).  This information should have been referred to as a “Direct Public Offering” (DPO).  The officers and directors of the Company regret this mistake and have corrected all references in this filing to conform to appropriate regulations.  Furthermore, future public announcements will be carefully monitored to insure that correct terminology is used.

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Part II

Item 1.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

A.

Market for the Registrant’s Equity

Our common stock currently trades on National Quotation Bureau’s “Pink Sheets” under the symbol "TLST".  The table below sets forth for the periods indicated (1) the high and low bid prices for the Company's common stock for the periods it traded on the Pink Sheets.  The source of the information for the high and low bid prices is the OTC Bulletin Board.

	Price Range of Common Stock
	High		Low
Fiscal year ended December 31, 2004
First quarter (Private Company)	$		$
Second quarter (Private Company)	$		$
Third quarter		$1.10		$0.40
Fourth quarter		$0.65		$0.12

At December 31, 2004 there were approximately 32 holders of record of the Company's common stock. This number does not include the number of persons whose stock is in nominee or in "street name" accounts through brokers.

As of the date of this registration statement, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company’s securities, but the Company may initiate such discussions in the future.

B.

Outstanding Options, Conversions, and Planned Issuance of Common Stock

As of the date of this Registration Statement, there were no outstanding options, conversions or planned issuances of common stock.

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C.

Security Holders

The Company hasapproximately 19,367,500 shares of Common Stock issued and outstanding to approximately thirty two (32) shareholders of record.

D.

Securities that Could Be Sold Pursuant to Rule 144

There are 18,000,000 shares of our common stockheld by Hasit Vibhakar (Officer) that Rule 144 of the Securities Act of 1933 defines as restricted securities. To date, no shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by Hasit Vibhakar, none of the 18,000,000 are currently freely transferable.

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The initial 12,000,000 shares issued to Hasit Vibhakar (Officer) were issued on June 23, 2003. Pursuant to the offering circular that was registered with the Nevada Secretary of State (e.g. exempt from the registration provisions of the Securities Act pursuant to Regulation D, Rule 504), Hasit Vibhakar agreed to lock up his entire common stock holdings of 12,000,000 until either: (1) a period of three years from the date of this offering; (2) when the Company’s stock is traded on the NASD “Over-the-Counter” at a average share price of greater than the price in this offering circular for a minimum of three months; (3) NASDAQ “Small Cap” or higher market; (4) when the Company has paid the initial purchase price back to the purchasing shareholders in the form of Company dividends; or (5) three years pass from their initial date of issuance. As of the date of this filing, pursuant to Rule 144(k), Hasit Vibhakar cannot sell any of his initial holdings until after June 23, 2005. After that date, Hasit Vibhakar may be able to sell a portion of his initial holdings after any of the other terms of the lock up agreement detailed about are satisfied.

On January 6, 2005, Hasit Vibhakar was issued 6,000,000 shares of common stock in exchange for a transfer of inventory valued at $463,561.  The issuance of common stock was issued under an exemption from the registration provisions of Section 5 of the Securities Act, as provided under Section 4(2) of the Act and the Common Stock shall be restricted securities that cannot be resold by the purchaser without subsequent registration under the Act or the applicability of a secondary transactional exemption from the registration requirements of the Act until January 6, 2007 (e.g. subject to the safe harbor guidelines and resale limitations as provided under Rule 144 of the Act).

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale. Further, Rule 144A as currently in effect, in general, permits unlimited resales of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities. Holders as of the date of this registration statement, we had 32 holders of record of our common stock.

As of the date of this filing, the Company does not have any registration rights agreement with any restricted shareholder.

E.

Dividends

To the date of this Registration Statement, the Company has not declared nor paid any dividends on its Common Stock. As of the date of this Registration Statement, the Company does not have a formal dividend policy.  There are no restrictions on the payment of dividends to the common shareholders in any of the contractual terms of the Company’s current contractual credit arrangements related to its line of credit, the mortgages on the Company facilities or otherwise.

F.

Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is 1st Global Stock Transfer, LLC, 7361 Prairie Falcon Road, Suite 110, Las Vegas, Nevada 89128. Telephone (702)-656-4919.

Item 2.

Legal Proceedings

As of the date of this Registration Statement, the Company is not and has not been a party to any pending legal proceeding involving any private party or federal, state, or local authority.

Item 3.

Changes in and Disagreements with Accountants

During the two most recent fiscal years and any later interim period, no principal independent accountant of Telesis resigned (or declined to stand for re-election) or was dismissed.  To the best of management’s knowledge, no disagreements exist between Telesis and its principal accountant.

Item 4.

Recent Sale of Unregistered Securities

Sales conducted under an exemption from registration provided under Section 4(2)

During the year beginning January 1 and ending December 31, 2003, the Company issued 12,225,000 shares of common stock to the initial shareholders. The shareholders have entered into an agreement with the Company that the 12,225,000 shares will not be sold for two years from the issuance date.

On January 4, 2005, Hasit Vibhakar was issued 6,000,000 shares of common stock in exchange for a transfer of inventory valued at $463,561.  The issuance of common stock was issued under an exemption from the registration provisions of Section 5 of the Securities Act, as provided under Section 4(2) of the Act and the Common Stock shall be restricted securities that cannot be resold by the purchaser without subsequent registration under the Act or the applicability of a secondary transactional exemption from the registration requirements of the Act (e.g. subject to the safe harbor guidelines and resale limitations as provided under Rule 144 of the Act).

Sales conducted under Regulation D, Rule 504

In April 16, 2004, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada.  We sold 1,042,500 shares of common stock, par value, at a price of $0.08 per share to approximately 29 unaffiliated shareholders of record, none of whom were or are our officers or directors.  The offering was sold for $83,400 in cash.

This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act.  In addition, this offering was made on a best efforts basis and was not underwritten.  In regards to the offering closed in June 2002 offering, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 offering:

•

At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act.  Further, we are not now, nor were we at the time of the offering, considered to be an investment company.  Finally, since inception, we have pursued a specific business plan, and continue to do so.

•

We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state.  The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale.  In April 2004, we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,042,500 shares of our common stock to a total of 29 shareholders of record.  None of the purchasers were or are our officers and directors.  The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

•

The aggregate offering price for the offering closed in June 2002 was $92,591, all of which was collected from the offering.

There have been no other issuances of common and/or preferred stock.

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Item 5.

Indemnification of Directors and Officers

Under Title 36, 607.0850 of the Florida Business Corporation Act, we have the power to:

(1) indemnify any person who was or is a party to any proceeding [including any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal](other than an action by, or in the right of, us), by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; and

(2)   indemnify any person, who was or is a party to any proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent that a director, officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any proceeding referred to in (1) or (2), or in defense of any claim, issue, or matter therein, he or she shall be indemnified above, against expenses actually and reasonably incurred by him or her in connection therewith.

Any indemnification under (1) or (2), above, unless pursuant to a determination by a court, shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in (1) or (2).

Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the Company in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

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Part F/S

Item 1.

Financial Statements

Telesis Technology Corporation

Balance Sheets as of December 31, 2004 and 2003

Statements of Operations,

Stockholders’ Equity, and

Cash Flows for the years ended

December 31, 2004 and for the

Period ended December 31, 2003

Notes to the financial statements

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E. Randall Gruber, CPA, PC

Certified Public Accountant                                           Telephone (636)561-5639

400 Lake Saint Louis Boulevard                                               Fax (636)625-6039

Lake Saint Louis, Missouri  63367

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Telesis Technology Corporation

I have audited the accompanying balance sheets of Telesis Technology Corporation as of December 31, 2004 and 2003, and the related statements of operations, stockholders’ equity and other comprehensive loss, and cash flows for the years ended December 31, 2004 and 2003.   These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States)  Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telesis Technology Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004 and  2003. in conformity with U.S. generally accepted accounting principles.

As discussed in Note O to the financial statements, the Company has restated its financial statements for the years ended December 31, 2004 and 2003 in order to correctly reflect income tax expense.

E. Randall Gruber, CPA, PC

St. Louis, Missouri

March 7, 2005, except for Note O, as to which the date is October 19, 2005

                                                         Member:  American Institute of Certified Public Accountants

                                                         Registered:  Public Company Accounting Oversight Board  (PCAOB)

Telesis Technology Corporation
Balance Sheets

ASSETS	December 31,
	2004	2003
	(As restated, see Note O)
Current assets
Cash and cash equivalents	$69,551	$67,507
Accounts receivable	219,079	161,309
Inventories	502,535	135,377
Prepaid expenses	--	5,000

Total current assets	791,165	369,193
Property and equipment (at cost), net of accumulated
depreciation of $12.302 and $4,098 respectively	590,606	131,078

Other assets
Loan to shareholder	--	1770
Software, net of accumulated amortization of $509	9,392	--
Deposits	410	260

Total other assets	9,802	2,030

Total assets	1,391,573	502,301

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Notes payable	32,029	--
Accounts payable	54,710	90,175
Accrued income taxes	13,635	--
Current maturities of long-term debt	20,070	2,200

Total current liabilities	120,444	92,375

Long-term debt
Mortgages payable, net of current maturities	315,781	66,596

Deferred income taxes	35,465	--

Total liabilities	471,690	158,971

Stockholders' equity
Preferred stock, $0.001 par value; 20,000,000
shares authorized; no shares issued and
outstanding	--	--
Common stock, $0.001 par value; 100,000,000
shares authorized and 13,367,500 (2004) and
12,225,000 (2003) issued and outstanding	13,368	12,225
Additional paid-in capital	830,656	251,729
Retained earnings	75,859	79,376

Total stockholders' equity	919,883	343,330

The accompanying notes are an integral part of these financial statements.

Total liabilities and stockholders' equity	$1,391,573	$502,301
Telesis Technology Corporation
Statements of Operations
	For the
	Years ended
	December 31,
	2004	2003
	(As restated, see Note O)

Revenues
Sales	$1,545,180	$721,419

Cost of sales
Cost of goods sold	1,005,076	508,313
Freight	28,154	10,275

Total cost of sales	1,033,230	518,588

Gross profit	511,950	202,831

Operating expenses
Salaries and wages	238,536	47,662
Professional fees	27,541	7,945
Outside services	21,006	27,944
Payroll taxes and employee benefits	25,184	4,772
Operating supplies	14,913	4,113
Utilities and telephone	14,241	7,576
Depreciation and amortization	13,390	3,850
Office supplies	7,153	3,354
Taxes and licenses	8,334	2,299
Repairs and maintenance	7,793	1,930
Advertising and promotion	5,565	2,383
Auto expense	4,868	--
Insurance	3,199	--
Travel	5,387	--
Dues and subscriptions	1,885	--
Other operating expenses	2,376	3,619

Total operating expenses	401,371	117,447

Income (loss) from operations	110,579	85,384

Other income (expenses)
Interest income.	$599	$--
Gain on disposition of assets	30,203	--

Interest expense	(16,422)	5,701

Net other expense	14,380	5,701

Income before income taxes	124,959	79,683

Income taxes	49,100	--

Net income	$75,859	$79,683

The accompanying notes are an integral part of these financial statements.

Telesis Technology Corporation
Statements of Operations
	For the
	Years ended
	December 31,
	2004	2003
	(As restated, see Note O)

Weighted average number of common shares
outstanding - basic and fully diluted	12,967,603	6,698,675

Net income per share - basic and fully diluted	$0.01	$0.01

Pro forma data:

Historical income before taxes	124,959	79,683

Pro forma provision for income taxes	49,100	20,000

Net income adjusted for pro forma provision
for income taxes	75,859	59,683

Pro forma weighted average number of common
shares outstanding	12,967,603	6,698,675

Net income adjusted for pro forma provision
for income taxes per common share:	0.01	0.01

The accompanying notes are an integral part of these financial statements.

Telesis Technology Corporation
Statements of Cash Flows
	For the
	Years ended
	December 31,
	2004	2003
	(As restated, see Note O)

Operating activities
Net income (loss)	$75,859	$79,683
Adjustments to reconcile net income to
net cash provided by operating activities
Depreciation and amortization	13,390	3,850
Consulting services paid by issuance of stock		1,000
Gain on sale of property and equipment	(30,203)
Deferred income taxes	35,465	--
Changes in assets and liabilities
Accounts receivable	(57,770)	(157,375)
Prepaid expenses	5,000	(5,000)
Inventories	49,714	13,233
Notes payable	32,029
Accounts payable	(35,465)	89,911
Accrued income taxes	13,635	--

Net cash provided by operating activities	101,654	25,302

Investing activities
Expenditures for property and equipment	(569,780)	(29,471)
Expenditures for software	(9,901)	--
Proceeds from sale of property and equipment	127,313
Loans to shareholder	--	(1,770)
Repayment of shareholder loans	1,770	--
Additional security deposits	(150)	--

Net cash used in investing activities	(450,748)	(31,241)

Financing activities
Proceeds from issuance of long-term debt	338,500
Principal payments on long-term debt	(71,184)	(2,573)
Additional investment by shareholders	83,822	6,065

Net cash provided by financing activities	351,138	3,492

Net decrease in cash and cash equivalents	2,044	(2,447)

Cash and cash equivalents, beginning	67,507	69,954

Cash and cash equivalents, end	$69,551	$67,507
Supplemental disclosures:
Interest paid	$16,422	$5,701
Non-cash investing and financing transactions - During the years ended December 31, 2004 and 2003, the Company's major shareholder transferred inventory items to the Company.
The inventory was valued at replacement cost in the amounts of $416,872 and $148,281 respectively The stockholder was credited with additional paid-in capital in the amounts of $416,872 and $148,281 respectively.

The accompanying notes are an integral part of these financial statements.

55

Telesis Technology Corporation
Statements of Stockholders' Equity
For the years ended December 31, 2004, and 2003 and for the period from inception June 22, 2002 through December 31, 2002
				Retained
			Capital	Earnings /
	Common Stock		In Excess of	Accumulated
	Shares	Amount	Par Value	Deficit	Totals
	(As restated, see Note O)

Balance, June 22, 2002	--	$--	$--	$--	$--

Common stock issued	100	100	108,508	--	108,608

Net loss	--	--	--	(307)	(307)

Balance, January 1, 2003	100	100	108,508	(307)	108,301

Common stock redeemed	(100)	(100)	--	--	(100)

Common stock issued	12,225,000	12,225	143,221	--	155,446

Net income	--	--	--	79,683	79,683

Balance, December 31, 2003	12,225,000	$12,225	$251,729	$79,376	$343,330

Retained earnings recorded as additional
paid-in capital upon election out of "S"
corporation status.	--	--	79,376	(79,376)	--

Common stock issued	1,142,500	1,143	82,679	--	83,822

Inventory items transferred by major share-
holder recorded as additional paid in capital	--	--	416,872	--	416,872

Net income	--	--	--	75,859	75,859

Balance, December 31, 2004	13,367,500	$13,368	$830,656	$75,859	$919,883

56

The accompanying notes are an integral part of these financial statements.

Telesis Technology Corporation
Notes to Financial Statements

Note A - Company overview and summary of significant accounting policies
Company overview

Telesis Technology Corporation is a publicly traded multi-faceted high technology company that designs, develops, tests, manufacturers and markets a diverse range of aerospace and defense products. The
Company is focused on providing product, system and service solutions for commercial and governmental customers. The Company has four operating divisions - Governmental and Commercial Products Division (CPD)
Telesis Aerospace; Telesis Test Labs and Telesis RF

Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the audit period. An example of an estimate is the useful lives of property, plant and equipment. Actual results could differ from those estimates.

Revenue recognition

The Company derives its revenues primarily from product sales, testing services and from packaging and preservation services. Products shipped to commercial customers are FOB shipping point. Title to the product passed to the customer upon shipment, and the revenue is recognized upon shipment. The customer has the standard "fit, form and function' return policy for thirty days. The historical trend for returns has been nominal in the past.

The Company has no long-term sales contracts.

Products shipped to governmental customers are FOB destination. Title to the product passes to the governmental

57

unit upon acceptance (normally three to five business days). Revenue is recognized upon customer acceptance.

Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity at the date of purchase /
investment of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, and cash on deposits with banks.

Credit risk

The Company's major customer is the Defense Department of the United States government. Sales to the United States government represent approximately 74% of Company sales for the year ended
December 31, 2004. No provision for uncollectible accounts has been established at December 31, 2004.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. The Company depreciates property and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	40 years
Furniture and fixtures	10 years
Computer and telecommunications equipment	5-7 years
Telesis Technology Corporation
Notes to Financial Statements

Segment information

The Company operates in four operating divisions, however the Governmental Products Division and
Commercial Products Division represent 98% of the total sales revenue, and no other division represented
10% or more of total revenues, profits, or assets.

Statement of Financial Accounting Standards 131, or SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public companies report information about operating segments in annual financial statements. Under SFAS No. 131, two or more operating segments may be aggregated into a single operating segment for reporting purposes if aggregation is consistent with the objective and basis principles of SFAS No. 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas: (1) the nature of the products and services, (2) the nature of the production processes, (3) the type or class of customer for their products and services, (4) the methods used to distribute their products or provide their services, (5) if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. The Governmental Products Division and the Commercial Products Division meet each of these criteria, as they provide the similar services to similar customers using similar methods to distribute their products or services, and are therefore considered one reportable operating segment.

The percentages of Governmental Products Division and the Commercial Products Division and other divisions for the year ended December 31, 2004 are as listed below.

Governmental Products Division	73.20%

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Commercial Products Division	25.30%
Other - Testing	1.50%

	100.00%

Foreign currency translation

The Company prepares financial statements using the United States dollar as the functional currency.
The financial statements required no translation of foreign currencies, since none of the foreign operations had transactions during the financial statement periods.

Income taxes

Upon incorporation in June, 2002, the Company elected to be taxed as an "S" Corporation in which all items of income and expense and other tax attributes "pass-through" to the shareholders'
individual income tax returns.

Effective January 1, 2004, the Company elected out of the "S" Corporation income tax status, and elected to be taxed as a regular corporation. Financial statements for periods subsequent to
December 31, 2003 include a provision for income taxes due by the Company.

Note B - Inventories

Inventories consist of the cost of parts, components, material, labor and manufacturing overhead used in the performance of services for customers, and are stated at the lower of cost or market on an FIFO (first-in, first-out) basis. Inventory transferred to the Company by its major stockholder was valued at replacement cost since historical cost was not available.
Telesis Technology Corporation
Notes to Financial Statements

Note C - Property and equipment

Property and equipment consist of the following at December 31, 2004:

Land		$90,000
Building		442,131
Furniture, fixtures and equipment		70,776
		602,907
Less - Accumulated depreciation		(12,301)
		$590,606

Depreciation expense totaled $12,881 for the year ended December 31, 2004.

Note D - Related party transactions

The Company's major stockholder transferred inventory items to the Company during the period.
The inventory was valued at replacement cost (since historical cost was unavailable) in the amount of $416,872.
The stockholder was credited with additional paid-in capital in the amount of $416,872 in exchange for the

59

inventory.

The Company's major stockholder has signed a personal guarantee for the mortgage debt and line of credit of the Company as described in Notes E and F.

Note E - Notes Payable

The Company has a revolving line of credit with a commercial bank. The line of credit established on
November 20, 2003 is in the amount of $50,000. Interest on the line is due monthly and is at a rate of 1.5% over the index rate (Citibank, N.A. New York base rate). The effective rate is 6.75% at
December 31, 2004, and the amount outstanding is $32,029. The line of credit does not have an expiration date.

Note F - Long-Term Debt

Long-term debt consists of the following at December 31, 2004:

Real estate mortgage note issued in the original amount of $250,500 payable at 6.00% interest. The note is amortized over thirty years with monthly payments in the amount of $1798. The note is subject to an interest rate change based on 3% over the one year U.S. Treasury rate effective October 15, 2004. The balance of the note is due on
October 15, 2014. The note is secured by real estate.	$247,851

Real estate mortgage note issued in the original amount of $88,000.
The note is due in twenty quarterly installments of $4,400 beginning on
January 31, 2005, with a final payment due on October 31, 2009. The mortgage was issued by the City of Superior, Nebraska. The note is
secured by real estate.	88,000

Total long-term debt	335,851

Less - Current maturities	(20,070)

Long-term debt, net of current maturities	$315,781
Telesis Technology Corporation
Notes to Financial Statements

The maturities of long-term debt are as follows:

2004	$20,070
2005	24,894
2006	25,344
2007	25,871
2008	26,328

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	Later years	213,344

		$335,851

Note G - Public Stock Offering

On December 29, 2003, the Company conducted a private placement of common stock pursuant to Regulation D, Rule 504 of the Securities Act, as amended (the "Securities Act").
This offering was registered in the State of Nevada pursuant to N.R.S. 90.480 - Registration by Qualification on December 29, 2003. Pursuant to this offering, the Company offered to sell a minimum of 350,000 shares with a maximum of 1,500,000 shares of its common stock at at a price of $.08 per share. On April 16, 2004, the Company completed the private offering of shares of common stock of the Company in accordance with Regulation D, Rule 504 of the
Securities Act and the Registration by Qualification in the State of Nevada, whereby it sold
1,042,500 shares of common stock for an aggregate total of $83,822.
Telesis Technology Corporation
Notes to Financial Statements

Note H - Preferred and Common stock

The Company is authorized to issue 20,000,000 shares of preferred stock at $.001 par value and 100,000,000 shares of common stock at $.001 par value. As of December 31, 2004 the
Company had issued 12,225,000 shares of common stock to the initial shareholders.
The initial shareholders have entered into an agreement with the Company that the
12,225,000 shares will not be sold for two years from the issuance date.

Note I - Sales

Sales consists of the following for the year ended December 31, 2004

Product sales to the Unites States government	$1,147,589
Product sales to commercial entities	374,315
Testing service	23,276

	1,545,180

Note J - Income Tax Expense

Income tax expense consists of the following for the year ended December 31, 2004:

Federal income tax:

Current	$13,635
Deferred	35,465

	$49,100

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Telesis Technology Corporation
Notes to Financial Statements

Current income taxes are based on the annualized taxable income for the year.

Deferred income taxes, resulting from timing differences in the recognition of expenses for tax and financial reporting purposes are as follows:

Depreciation	$87,490

Note K - Employee Retirement Plan

The Company has adopted an employee retirement plan under which employees may defer a portion of their annual compensation pursuant to provisions of the Internal Revenue Code.
The Company can elect to contribute to the plan. Substantially all employees who have completed at least one year of service are eligible to participate in the plan. The Company has not elected to make a contribution to the plan for the year ended December 31, 2004.

Note L - Pro forma information

Effective January 1, 2004, the Company changed its tax status from an S Corporation to a C
Corporation. The Company has reflected on a pro forma basis the reporting of the Company's income tax for the year ended December 31, 2003 as though it were a C Corporation.
The net earnings per share have also been reflected on a pro-forma basis reflecting the effect of the income taxes.

Note M - Commitments

The Company entered into an agreement with the City of Superior, Nebraska to purchase a commercial building and ten acres of real estate with no interest financing. As part of the agreement the Company has committed that it will have a minimum of five full-time employees with three of those employees being low to moderate income. All of the employees will have a base salary of not less than $8.25 per hour plus benefits. The commitment is to be fulfilled by the conclusion of the first year of operation. The purchase price of the building and land is $110,000.

Note N - Subsequent Events

On January 4, 2005, the Company issued 6,000,000 shares of its common stock to Hasit
Vibhakar, an officer of the Company in exchange for a transfer of inventory valued at $463,561.
This issuance of common stock was issued under an exemption from the registration provisions of Section 5 of the Securities Act of 1933, as amended (the "Act"), as provided under Section 4(2)
of the Act and the Common Stock shall be restricted securities that cannot be resold by the purchaser without subsequent registration under the Act or the applicability of a secondary transactional exemption from the registration requirements of the Act (e.g. subject to the safe harbor guidelines and resale limitations as provided under Rule 144 of the Act).

Note O - Restatement

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Subsequent to issuing the financial statements for fiscal years 2004 and 2003, the Company discovered an error in the computation of its income tax expense relating to the recording of deferred income taxes due upon election out of "S" corporation status effective January 1, 2004.
As a result the Company has restated its financial statements and financial information for the year ended December 31, 2004. The effect of the changes was to increase income tax expense and decrease net earnings by $13,300 in fiscal year 2004.
Telesis Technology Corporation
Notes to Financial Statements

The effects of this adjustment are summarized as follows:

	2004		2003
	Previously	As	Previously	As
	Reported	Restated	Reported	Restated

Balance sheet
Other comprehensive (loss)	($13,300)	---	---	---
Retained earnings	89,159	75,859	79,376	79,376

Statement of operations
Income taxes	35,800	49,100	20,000	---
Net income	89,159	75,859	59,683	79,683

Statement of operations - Pro
format data
Pro forma provision for
income taxes	35,800	49,100	20,000	20,000
Net income adjusted for pro
forma provision for income
taxes	89,159	75,859	59,683	59,683

Statement of stockholders'
equity and other
comprehensive loss
Deferred taxes recorded as
other comprehensive loss
upon election out of "S"
corporation status	(13,300)	---	---	---
Net income	89,159	75,859	79,683	79,683

Statement of cash flows
Net income	75,859	89,159	79,683	79,683
Deferred income taxes	$22,165	$35,465	---	---

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67

68

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Part III

Item 1.

Index to Exhibits

Exhibit Number	Name and/or Identification of Exhibit

3(1)	Articles of Incorporation & By-Laws
a. Articles of Incorporation of the Company filed June 6, 2002 and Amendments Thereto
b. By-Laws of the Company adopted June 18, 2000

(1)

Filed as exhibits to the Registrant’s Form 10-SB filed with the Commission on November 1, 2004, and incorporated herein by reference.

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SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesis Technology Corporation

(Registrant)

Date:

October 31 ~~__________~~ , 2005

By:

/s/ Hasit Vibhakar

Hasit Vibhakar, CEO, President, and Director

By:

/s/ Shefali Vibhakar

Shefali Vibhakar, Chief Financial Officer and Director

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